UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of) Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J 2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. Retirement

and Savings Plan

Employer ID No.: 41-1228350

Plan Number: 003

Financial Statements as of December 31, 2011 and

2010, and for the Year Ended December 31, 2011,

Supplemental Schedule as of December 31, 2011,

and Report of Independent Registered Public

Accounting Firm

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC U.S.A. Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 25, 2012

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments — at fair value:
Employer stock fund — Royal Bank of Canada	$366,527,768	$382,906,560
Common collective trusts:
Fidelity Managed Income Portfolio II	202,572,560	182,925,972
US Equity Index Commingled Pool	86,771,057	85,231,331
Mutual funds:
Van Kampen Comstock Fund	65,646,596	77,646,062
Growth Fund of America	129,899,858	147,633,419
American Balanced Fund	117,270,577	118,647,479
Fidelity US Bond Index Fund	90,603,244	85,524,931
American Euro-Pacific Growth Fund	108,225,010	137,685,841
RBC SMID Cap Growth Fund	32,402,603	41,051,674
Artisan Mid Cap Value	59,130,631	52,980,902
Alliance Bernstein 2000	1,899,999	1,563,105
Alliance Bernstein 2005	917,851	828,210
Alliance Bernstein 2010	2,547,422	1,835,686
Alliance Bernstein 2015	5,516,639	4,655,904
Alliance Bernstein 2020	10,418,346	6,825,890
Alliance Bernstein 2025	9,784,159	8,206,552
Alliance Bernstein 2030	8,469,561	6,571,295
Alliance Bernstein 2035	8,746,791	6,855,213
Alliance Bernstein 2040	8,609,489	6,553,088
Alliance Bernstein 2045	5,179,243	4,052,511
Alliance Bernstein 2050	3,902,322	2,734,776
Alliance Bernstein 2055	955,433	713,833
Third Avenue Small Cap Value	—	48,068,235
Fidelity BrokerageLink	37,940,448	34,234,865
Blackrock Global Allocation I	18,897,856	12,241,886
T Rowe Price Equity Income	13,416,506	6,199,631
T Rowe Price Mid Cap Growth	30,358,556	18,895,719
American Beacon Funds Small Cap Growth I	45,218,730	—
Van Kampen Small Cap Growth I	58,265,335	63,347,398

Total investments	1,530,094,590	1,546,617,968

Cash	10,401	230,797

Receivables:
Notes receivable from participants	24,375,504	24,737,002
Employer matching fixed contribution	2,998,426	1,691,872

Total receivables	27,373,930	26,428,874

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	1,557,478,921	1,573,277,639

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INDIRECT
FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,921,838)	(1,806,270)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,552,557,083	$1,571,471,369

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

INVESTMENT INCOME (LOSS):
Interest and dividends	$43,792,000
Net realized and unrealized depreciation in fair value of investments (Note 3)	(46,969,554)

Total investment (loss)	(3,177,554)

INTEREST INCOME — Notes receivable	1,192,969

CONTRIBUTIONS:
Participant	86,789,129
Participant rollover	9,346,460
Employer — fixed matching — net of forfeitures of $1,931,803	41,718,387

Total contributions	137,853,976

DEDUCTIONS:
Benefits paid to participants	(154,699,264)
Administrative fees paid by participants	(84,413)

Total deductions	(154,783,677)

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(18,914,286)

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,571,471,369

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,552,557,083

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Liberty Insurance, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Bank USA (the “RBC Companies” or “Plan Sponsor” or “the Company”) in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (the “Code”). Fidelity Investments Institutional Company, Inc. is the Plan’s “Administrator” and Fidelity Management Trust Company is the Plan’s “Trustee”.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who were at least age 50 may also elect to make pretax and/or Roth 401(k) catch-up contributions up to 25% of compensation. Catch-up contributions were subject to an annual limit of $5,500 under Internal Revenue Service (IRS) regulations during 2011. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant’s pretax contribution or after-tax Roth 401(k) contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate Alliance Bernstein Target Date fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Starting February 1, 2009, RBC Wealth Management financial consultants, branch directors, and complex directors are not eligible for fixed matching contributions. Starting March 1, 2009, RBC Wealth Management regional directors are not eligible for fixed matching contributions. Prior to February 1, 2009, RBC Wealth Management financial consultants were limited to a fixed match of $1,500. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for company-matching contributions.

The Employee Stock Ownership Plan (ESOP) is funded solely with contributions made by the RBC Companies. The RBC Companies have had the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts would be contributed in the form of cash, Royal Bank of Canada (RBC) common shares, or in a combination of cash and RBC common shares. There have been no performance formulas or measures included in making such a determination. As of January 1, 2010, the ESOP feature of the Plan has been frozen.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 28 investment options, including the BrokerageLink investment option. The BrokerageLink investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds.

Investments — The various investment options available to the participants include the RBC Stock Fund, domestic large-cap equity funds, an international equity fund, small-cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, lifestyle funds, and BrokerageLink.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures — Upon a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $1,931,803 were used to reduce RBC Companies’ contributions for the Plan year ended December 31, 2011. Forfeiture account balances were $3,658,026 and $3,940,632 at December 31 for 2011 and 2010 respectively.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Loans to Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.0% to 10.5% and loans are due at various dates through 2026. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

Payment of Benefits — On termination of employment, participants may generally request a lump-sum distribution of the employee pretax and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares. There were no participants with benefits payable at year-end.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out in 2011, and included in benefits paid to participants, was $1,608,201.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year.

Benefits Paid to Participants — Benefits are recorded when paid.

Investments — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. The Company’s unitized common stock fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II (the “Portfolio”) is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Fair value of the Portfolio is the NAV of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In accordance with GAAP, the Portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statement of changes in net assets available for benefits is presented on a contract-value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Expenses — Administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $97,949 during 2011. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

New Accounting Guidance — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for transfers into and out of Levels 1 and 2 and to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for plan benefits at fair value, as of December 31, 2011 and 2010, are as follows:

	2011	2010
Royal Bank of Canada Stock Fund*	$360,188,542	$374,809,391
Fidelity Managed Income Portfolio II*	202,572,560	182,925,972
Growth Fund of America	129,899,858	147,633,419
American Euro-Pacific Growth Fund	108,225,010	137,685,841
American Balanced Fund	117,270,577	118,647,479
Fidelity U.S. Bond Index Fund*	90,603,244	85,524,931
U.S. Equity Index Commingled Pool*	86,771,057	85,231,331

*Known to be a party-in-interest

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $46,969,554 as follows:

Mutual funds	$(41,914,893)
Common collective trusts	1,863,744
Employer stock funds	(6,918,405)

Net depreciation in fair value of investments	$(46,969,554)

The following summarizes the components of the employer stock funds, at December 31, 2011 and 2010:

	2011	2010
Royal Bank of Canada Stock Fund:
Royal Bank of Canada common stock	$360,188,542	$374,844,314
Fidelity institutional cash money market funds	6,339,226	8,062,246

Total	$366,527,768	$382,906,560

An ESOP is a component of the Plan. Contributions to the ESOP are nonparticipant directed investments as all contributions to the ESOP are made into the RBC Stock Fund. However, participants are able to immediately diversify the investment from the RBC Stock Fund to any of the Plan’s other investment options. The change in net assets of the nonparticipant directed ESOP investments for the year ended December 31, 2011, is as follows:

Non-participant directed portion of RBC Retirement and Savings Plan investments — changes in net assets:
Net depreciation in fair value of investments	$(159,859)
Interest and dividends	374,149
Processed forfeitures	(36,359)
Benefits paid to participants	(1,418,673)
Transfers to other investments	(2,148)

Net decrease	(1,242,890)

Non-participant directed portion of RBC Retirement and Savings Plan investments as of December 31, 2010	10,753,937

Non-participant directed portion of RBC Retirement and Savings Plan investments as of December 31, 2011	$9,511,047

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held 7,067,273 and 7,158,074 shares, respectively, of common stock of the RBC and the Parent of the RBC Companies, with a cost basis of $209,944,359 and $194,226,208, respectively. During the year ended December 31, 2011, the Plan recorded dividend income of $14,536,802 from the RBC Stock Fund. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded in an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — financial services	$366,527,768	$—	$—	$366,527,768

Total common stocks	366,527,768	—	—	366,527,768

Mutual funds:
Large-cap value	79,063,102	—	—	79,063,102
Large-cap growth	247,170,435	—	—	247,170,435
Fixed-income funds	90,603,244	—	—	90,603,244
Large-cap blend	108,225,010	—	—	108,225,010
Mid-cap growth	62,761,159	—	—	62,761,159
Mid-cap value	59,130,631	—	—	59,130,631
Small-cap growth	58,265,335	—	—	58,265,335
Small-cap value	45,218,730	—	—	45,218,730
Other mutual funds	123,785,559	—	—	123,785,559

Total mutual funds	874,223,205	—	—	874,223,205

Common collective trusts	—	86,771,057	—	86,771,057

Stable value fund	—	202,572,560	—	202,572,560

Total	$1,240,750,973	$289,343,617	$—	$1,530,094,590

	2010
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — financial services	$382,906,560	$—	$—	$382,906,560

Total common stocks	382,906,560	—	—	382,906,560

Mutual funds:
Large-cap value	83,845,693	—	—	83,845,693
Large-cap growth	266,280,898	—	—	266,280,898
Fixed-income funds	85,524,931	—	—	85,524,931
Large-cap blend	137,685,841	—	—	137,685,841
Mid-cap growth	59,947,393	—	—	59,947,393
Mid-cap value	52,980,902	—	—	52,980,902
Small-cap growth	63,347,398	—	—	63,347,398
Small-cap value	48,068,235	—	—	48,068,235
Other mutual funds	97,872,814	—	—	97,872,814

Total mutual funds	895,554,105	—	—	895,554,105

Common collective trusts	—	85,231,331	—	85,231,331

Stable value fund	—	182,925,972	—	182,925,972

Total	$1,278,460,665	$268,157,303	$—	$1,546,617,968

Following is a description of the valuation methodologies use of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

Mutual Funds — Valued at the NAV of shares held by the Plan at year-end.

Common Collective Funds — Based on the contractual terms of the underlying Guaranteed Investment Contracts (GIC); provides a daily rate of per-share income earned for income accretion. Daily rate of return is based on a blend of the contracts’ rate of return and the liquidity components’ daily rate.

Stable Value Fund — The stable value fund (the “Fund”) is a collective trust fund sponsored by Fidelity Management Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial interments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2011 and 2010, there were no significant transfers between levels.

7.	NAV PER SHARE

The Fidelity Managed Income Portfolio II stable value fund is valued using the NAV per share. The fund’s fair value as of December 31, 2011 and 2010, is $202,572,560 and $182,925,972, respectively. The redemption frequency is immediate and there is not a redemption notice period. The fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed-income securities, such as U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, and money market funds to provide daily liquidity.

8.	TAX STATUS

The IRS has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The Plan has been amended since receiving the determination letter and an application for an updated letter has been submitted. However, the RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011:

Net assets available for plan benefits per financial statements	$1,552,557,083
Add adjustment from contract value to fair value for indirect fully benefit-responsive investment contracts	4,921,838
Adjustment for deemed distributed participant loans	(1,116)

Net assets available for benefits per Form 5500	$1,557,477,805

The following is a reconciliation of the decrease in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2011:

Decrease in net assets available for plan benefits per financial statements	$(18,914,286)
Add change in difference between contract value and fair value for indirect fully benefit-responsive investment contracts	3,115,568
Add change in deemed distributed participant loans	39,058

Net income per Form 5500	$(15,759,660)

10.	Subsequent events

The RBC fully divested RBC Bank (USA) as of March 2, 2012, through a sale to PNC Financial Services Group Inc. As part of the divestiture, any unvested employer match amounts in RBC Bank (USA) participants’ accounts were fully vested as of March 2, 2012. While divested or terminated plan participants are able to maintain their accounts in the Plan, the divesture does enable this group of employees to take a full distribution of their plan balances. At the time of divestiture, RBC Bank (USA) plan participants, both current and previously terminated, represented approximately 33% of the Plan’s participants and 19% of the Plan’s assets.

******

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2011

Identity of Issues,
Borrower, Lessor,		Current
or Similar Party	Description of Investment	Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $217,078,534)	$360,188,542
	Fidelity Institutional Cash Money Market Fund	6,339,226
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II	202,572,560
Invesco Advisers, Inc.	Invesco Van Kampen Comstock Fund	65,646,596
Capital Research & Management Company	Growth Fund of America	129,899,858
Capital Research & Management Company	American Balanced Fund	117,270,577
Fidelity Management Trust Co.*	US Equity Index Commingled Pool	86,771,057
T. Rowe Price Associates, Inc.	T. Rowe Price Mid Cap Growth	30,358,556
Fidelity Management Trust Co.*	Fidelity U.S. Bond Index Fund	90,603,244
Invesco Advisers, Inc.	Invesco Van Kampen Small Cap Gr	58,265,335
Capital Research & Management Company	American Euro-Pacific Growth Fund	108,225,010
RBC Global Asset Management (U.S.) Inc.*	RBC SMID Cap Growth I	32,402,603
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund	59,130,631
American Beacon Advisors, Inc.	American Beacon Fund Small Cap Value Institutional	45,218,730
BlackRock Advisors LLC	BlackRock Global Allocation	18,897,856
T. Rowe Price Associates, Inc.	T. Rowe Price Equity Income	13,416,506
AllianceBernstein L.P.	Alliance Bernstein 2000	1,899,999
AllianceBernstein L.P.	Alliance Bernstein 2005	917,851
AllianceBernstein L.P.	Alliance Bernstein 2010	2,547,422
AllianceBernstein L.P.	Alliance Bernstein 2015	5,516,639
AllianceBernstein L.P.	Alliance Bernstein 2020	10,418,346
AllianceBernstein L.P.	Alliance Bernstein 2025	9,784,159
AllianceBernstein L.P.	Alliance Bernstein 2030	8,469,561
AllianceBernstein L.P.	Alliance Bernstein 2035	8,746,791
AllianceBernstein L.P.	Alliance Bernstein 2040	8,609,489
AllianceBernstein L.P.	Alliance Bernstein 2045	5,179,243
AllianceBernstein L.P.	Alliance Bernstein 2050	3,902,322
AllianceBernstein L.P.	Alliance Bernstein 2055	955,433
Fidelity Management Trust Co.*	Fidelity BrokerageLink	37,940,448
Participant loans*	Interest rates of 4.0% to 10.5% due at various dates through 2026	24,375,504

Total investments		$1,554,470,094

*	Known to be a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 25, 2012
(Registrant/Issuer)

/s/ Steven Decicco
Steven Decicco
Chief Financial Officer

/s/ Ndikum Chi
Ndikum Chi
Manager, Payroll, Funding, and Internal Controls

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 on Form S-8 of our report dated June 25, 2012, relating to the financial statements and financial statement schedule of RBC U.S.A. Retirement and Savings Plan appearing in this Annual Report on Form 11-K for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

June 25, 2012